Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-209433) pertaining to the registration of 5,262,577 common shares, without par value (the “Common Shares”), of the Registrant to be offered and sold under the Aralez Pharmaceuticals Inc. 2016 Long-Term Incentive Plan of our reports dated March 15, 2016, with respect to the balance sheet of Aralez Pharmaceuticals Inc. and the effectiveness of internal control over financial reporting of Aralez Pharmaceuticals Inc. and the consolidated financial statements of POZEN Inc. and the effectiveness of internal control over financial reporting of POZEN Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2015.

/s/ Ernst & Young LLP

Raleigh, North Carolina
March 15, 2016